Mail Stop 6010   October 18, 2007

Patrick Soon-Shiong, M.D.
Chairman and Chief Executive Officer
New Abraxis, Inc.
11755 Wilshire Boulevard, Suite 200
Los Angeles, California 90025

Re: New Abraxis, Inc.
         Form 10; amendment no. 1 filed October 5, 2007
         File No. 1-33657

 Dear Dr. Soon-Shiong:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10

General

1. We note you recently filed a request for confidential treatment for certain
   exhibits. Comments, if any, related to such request will be provided under
   separate cover. Please be advised that we must resolve all issues concerning the
   confidential treatment request prior to the effectiveness of your registration
   statement.

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
October 18, 2007

"If we or our suppliers are unable to comply with ongoing and changing regulatory standards…," page 12

2. We note your response to comment 5 and reissue the comment in part. Please expand the discussion to indicate the extent of the modernization plan you have implemented to date in terms of percentage of completion and expenditures. Since you have stated your belief that the modernization plan will address the FDA's concerns, please state the anticipated time and money necessary to complete implementation of the plan. Also, please expand the discussion to indicate when the FDA's re-inspection began and when you anticipate receiving the results of the re-inspection.

"We depend on third parties to supply raw materials…," page 13

3. We note your response to comment 7 and reissue the comment.

4. We note your response to comment 8 and reissue the comment in part. Please identify the third party you rely upon to supply you with paclitaxel.

"We face uncertainty related to pricing and reimbursement…," page 16

5. We note your response to comment 9 and reissue the comment. Please expand the discussion to explain what you mean by the phrase "we received a unique reimbursement "J" code for Abraxane." We also note your reference to "approved Abraxane use." If the approval process for reimbursement for Abraxane is different than that for other drugs containing paclitaxel for the same indication, please expand the discussion to address this distinction and how it may affect reimbursement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Contractual Obligations and Off-Balance Sheet Arrangements, page 59

Taiho Pharmaceutical Co., Ltd, page 60

6. With respect to your response to our prior comment number 31, please tell us how you determined that the involvement on the steering committee and development working group are inconsequential subsequent to regulatory approval of Abraxane. In so doing, clarify the nature of your involvement at that point, and whether there is a contractual timeframe for your involvement on each committee.

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
October 18, 2007

Critical Accounting Policies and Estimates, page 60

Revenue Recognition, page 60

Chargebacks, page 61

7. Please refer to your revised disclosure in response to our prior comment numbers 32 and 33. Please tell us, and elaborate on the nature of the internal data, external IMS data management estimates used to estimate the amount of inventory in the channel subject to future chargebacks. Disclose how these different sources allow you to make a reasonable estimate of chargebacks.

Use of Cash Contribution, page 68

8. We note your response to comment 36 and reissue the comment. Please provide more specific information concerning the presently anticipated dollar amounts you may allocate to each of the indicated categories.

9. We note your response to comment 37 and reissue the comment. In view of the current status of the first seven candidates listed on page 73, tell us why you currently believe more than $1 billion available to you is insufficient to complete Phase III trials for these candidates. If you lack sufficient funding, as previously requested in comment 38, please disclose the additional amounts you anticipate you will need as well as the anticipated sources of these funds.

Index to Financial Statements, F-1

Research Revenue Recognition, page F-11

10. Please refer to your response to our prior comment number 54. Please revise your disclosure here to include the information included in your response. Also, please address if the milestones were substantive and whether or not the milestones were reasonably assured prior to the attainment.

3. Merger, Goodwill, and Intangibles, page F-15

In-Process Research and Development, page F-16

11. We have reviewed your revised disclosure in response to our prior comment number 55 and have the following comments:

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
October 18, 2007

     a. You state that the value of the projects acquired were prepared using an independent third-party. This reference suggests to an investor that you are placing reliance on the firm. Please include the name of the valuation firm in the '34 Act filing. Additionally, a consent from the valuation specialist must be provided in any future '33 Act registration statement for which the valuation specialist has been named in the filing.

     b. As previously requested, please revise your existing disclosure to discuss the impact of any delays on your expected investment return, results of operations and financial condition.

<p style="text-align:center">*   *   *</p>

<u>General</u>

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
October 18, 2007

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard Maroun, Esq.